Contact

www.linkedin.com/in/mjmccarthyjr
(LinkedIn)
www.repositax.com (Company)

Top Skills

German

Portuguese

Accounting

Languages

French (Elementary)

German (Native or Bilingual)

Spanish (Elementary)

Portuguese (Professional Working)

English (Native or Bilingual)

Certifications

Certified Public Accountant (Inactive)

Sailing Certificate

Insurance Agent (Expired)

Registered Securities
Representative (Expired)

Certified Valuation Analyst (Expired)

Patents

System for Visualizing Financial
Data

Restraining System with a Retraction
Mechanism

Michael McCarthy, CPA

Shining a light on taxes
San Diego, California, United States

Summary

An international management executive with over 30 years experience delivering value added, technology focused expertise to the software, financial services and real estate industries with emphasis on developing and marketing new technologies, strategy, international expansion, application design, intellectual property development, compliance, regulatory issues, financial analysis and corporate transactions.

He has founded four companies, worked in five countries, acquired four professional licenses and advised M&A transactions totaling $125+ million in value during his career. He holds a BS in Accounting from Marquette University and an MBA from the University of Chicago.

Experience

IQ121.COM Limited
Chief Financial Officer
October 2025 - Present (6 months)
San Diego, California, United States

Responsible for financial and operational aspects of IQ121, Inc.

Sunshine 'n Taxes
Host
May 2024 - Present (1 year 11 months)
YouTube

Host of of YouTube channel

You may subscribe to our content here:

YouTube: https://www.youtube.com/@SunshinenTaxes

Instagram: https://www.instagram.com/sunshinentaxes/

TikTok: https://www.tiktok.com/@sunshinentaxes

X: https://x.com/sunshinentaxes

Repositax, Inc.
CEO & Founder
2019 - Present (7 years)
San Diego, CA

Repositax is the tax industry's first Interactive Shared Workspace between Tax Preparers and their Clients, for visualizing and management the tax preparation process, including phase management, communications, data extraction system, e-signatures and a permanent repository. You can learn more on our YouTube channel located here:

YouTube: https://www.youtube.com/@repositax
Alignable: https://www.alignable.com/san-diego-ca/repositax

DEEPAK CHOPRA LLC
Consulting CFO
July 2016 - Present (9 years 9 months)
New York, United States

* Advise on financial and operational matters.

Amazon Natural Spring Waters Limited
Co-Founder
2005 - Present (21 years)
Curitiba, Paraná, Brazil

* The first global bottled water brand from Brazil, with a mission built on saving the "lungs of the world" by making a donation for each bottle sold to the Amazon Rainforest Fund.

CFO Technology Corporation
CEO & Founder
2015 - 2018 (3 years)
San Diego, CA

* Outsourced CFO services
* M&A services, managed transactions $120+ million in value
* Developed a cloud based Corporate Performance Management application, including our patented interactive, visual simulation platform (or game) for business that merges virtual reality and artificial intelligence with gaming technologies.

Armada Cloud
CEO, Founder & Director (Armada)
2010 - 2015 (5 years)

San Diego, CA

* Venture backed service provider and developer of data backup & disaster recovery system using proprietary LockBOX technology recording year over year >100% revenue growth
* Acquired by J2 Global

Alaron Trading Corporation
Board of Directors (Alaron)
2001 - 2010 (9 years)
Chicago, IL

* Futures & options broker
* Acquired by PFG Best

Foras Ventures Group
CEO & Founder
1998 - 2010 (12 years)
San Diego, CA

* Provide management consulting services to and made capital investments in international companies

Mayfair Strategies
CEO & Founder
2005 - 2009 (4 years)
San Diego, CA

* Boutique advisory firm specialized in real estate and insurance strategies serving sophisticated investors

Plumb
CEO & Founder (1st CFO, LLC)
2002 - 2005 (3 years)
San Diego, CA

* Outsourced CFO services
* Acquired by Plumb

RunMoney Corporation / RunMoney Financial Services (Broker-Dealer)
CFO (RunMoney)
2001 - 2002 (1 year)
San Diego, CA

* Venture backed developer of institutional asset management distribution software

* Acquired by AdvisorPort, thereafter by BNY Mellon

IQ Capital AG
Partner / CFO
2000 - 2001 (1 year)
Frankfurt, Germany

* Late stage venture capital firm

Skyon AG
CEO (Interim) / CFO
1998 - 2000 (2 years)
Munich, Germany

* Venture backed developer of data mining software using neural networks
* Acquired by Deutsche Telekom

Merrill Lynch
Assistant Vice Presdient
1995 - 1998 (3 years)
Frankfurt, Germany

* Institutional Asset Management Sales and Marketing (1996-1998)
* Controller, including regulatory and risk management (1995-1996)

Price Waterhouse
Senior
1989 - 1995 (6 years)
New York, NY / Frankfurt, Germany

* Audit and consulting for financial services clients, including banks, broker-dealers, investment companies
* International tax services

Europe
Backpacker
August 1989 - December 1989 (5 months)

* Visited 14 Countries, including 2 Soviet States
* Studied at the Goethe Institut (2 mos)

Gillen & Johnson
Staff Accountant
1987 - 1988 (1 year)
Somerville, NJ

* Audit and tax work for small-medium sized business clients

* Including summer internship
* www.gj-cpa.com

Milwaukee Brewers
Marketing Staff
September 1986 - August 1987 (1 year)
Milwaukee, WI

* Support marketing promotions and sponsor activities

Raritan Savings Bank
Teller
1984 - 1985 (1 year)
Raritan, NJ

* Process daily bank transactions
* Acquired by United Trust, thereafter by PNC

Education

The University of Chicago - Booth School of Business
MBA, Business Administration · (1994 - 1996)

BS, Accounting · (1983 - 1987)

Immaculata High School
High School · (1979 - 1983)